June 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom Jennifer López-Molina Danilo Castelli Yolanda Guobadia William Thompson

Re:	i3 Verticals, Inc. Registration Statement on Form S-1 File No. 333-225214
Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and Raymond James & Associates, Inc., as representatives of the several underwriters, hereby join i3 Verticals, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-225214) (the “Registration Statement”) to become effective on Wednesday, June 20, 2018, at 3:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 106 copies of the preliminary prospectus dated June 11, 2018, as amended, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ David Castagna
Name:	David Castagna
Title:	Managing Director

[Signature Page to Acceleration Request]